Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Babbily Inc
1008 Interstate 25
Castle Rock, CO 80104
https://babbily.com

Up to $124,000.00 in Common Units at $1.00
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Babbily Inc
Address: 1008 Interstate 25 , Castle Rock, CO 80104
State of Incorporation: CO
Date Incorporated: August 15, 2023

Terms:

Equity

Offering Minimum: $124,000.00 | 124,000 shares of Common Units
Offering Maximum: $124,000.00 | 124,000 shares of Common Units
Type of Security Offered: Common Units
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $300.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Loyalty Bonus

Bonus Shares: 5%

Description: "As a loyal supporter or early subscriber of Babbily, secure additional bonus shares."

Eligible Audience: Previous investors, customers, friends, and family.

Time-Based Perks

Early Bird Bonuses (Invest within the first 2 weeks):

Early Bird 1: Invest $500+ | 3% bonus shares

Early Bird 2: Invest $1,000+ | 5% bonus shares

Early Bird 3: Invest $5,000+ | 7% bonus shares

Early Bird 4: Invest $10,000+ | 10% bonus shares

Early Bird 5: Invest $25,000+ | 12% bonus shares

Early Bird 6: Invest $50,000+ | 15% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $3,000+ between [day 35 - 40] | 5% bonus shares

Flash Perk 2: Invest $3,000+ between [day 60 - 65] | 5% bonus shares

Volume-Based Perks

Knowledge Base: Invest $500 | Includes a 1-year free subscription and earns you 3% bonus shares.

Language Pioneer: Invest $1,000 | Includes a 1-year free subscription, early feature access, and 5% bonus shares.

AI Enthusiast: Invest $5,000 | Includes a 1-year free subscription, early access to new features, and 7% bonus shares.

Visionary: Invest $10,000 | Includes a lifetime subscription, private Q&A sessions with the CEO, early access to beta features, and 10% bonus shares.

Innovator's Circle: Invest $25,000 | Includes a lifetime subscription, priority support, membership in the advisory community, and 12% bonus shares.

AI Elite: Invest $50,000 | Includes a Lifetime plan,early access to new features, annual dinner with the CEO (travel and lodging not included), early feature access and 15% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Babbily will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Business Overview

Babbily is an AI platform focused on making artificial intelligence more accessible and user-friendly. The platform integrates leading AI models, including ChatGPT, Google Gemini, and Claude, into a single, easy-to-use subscription service, allowing users to seamlessly access various AI tools without managing separate accounts or fees. Babbily's platform is designed to support individual consumers (B2C) as well as business users (B2B), with over 300 paying subscribers and more than 11,000 trial sign-ups. The Company plans to continue developing features that enhance usability and accessibility for developers, business professionals, and technology enthusiasts.

Business Model

Babbily operates on a subscription-based model, providing users with access to a range of AI tools through a single platform. This model is structured to support both individual and enterprise users, with B2B clients receiving additional team collaboration and workspace features. Babbily has entered into agreements that contribute approximately $14,000 in monthly revenue, positioning the Company to grow its presence in the business market. Babbily plans to introduce a limited-access free plan that allows up to five AI generations per day, which will broaden user accessibility.

Corporate Structure

Babbily operates independently without a parent or subsidiary structure.

Intellectual Property

Babbily utilizes licensed APis from providers, including, but not limited to ChatGPT, Google Gemini, and Claude, and develops proprietary integrations that enhance the functionality of its unified AI platform. As Babbily expands, it plans to protect its unique features and functionalities through intellectual property protections where applicable.

Corporate History

Babbily was originally founded as Babbily LLC in Colorado on August 15, 2023, and later converted to a C Corporation under the name Babbily Inc. Since then, it has grown its user base and continues to add new features and services that make AI accessible and easy to use.

Competitors and Industry

Industry

Babbily operates within the artificial intelligence technology industry, specifically focusing on AI platform aggregation. According to recent research, the global AI market could reach $1.81 trillion by 2030, which presents significant growth opportunities for companies like Babbily offering comprehensive, user-friendly access to AI models. https://www.grandviewresearch.com/press-release/global-artificial-intelligence-ai-market

Competitors

Babbily's primary competitors include other AI aggregation platforms, such as You.com, Jasper.ai, and Writesonic.com. Indirect competitors include AI model providers, including ChatGPT, Proximity AI, Google Gemini, Claude by Anthropic, Cohere, and Meta's Llama. Babbily offers a streamlined, bug-free interface, designed to simplify AI access for a broad user base at competitive pricing.

Current Stage and Roadmap

Current Stage

Babbily's platform is currently live and operational. Its capabilities include chat, image generation, text-to-speech, speech-to-text, and document analysis across multiple languages. The platform is continually optimized to ensure stability and efficiency.

Roadmap

Over the next six months, Babbily plans to introduce the following enhancements:

Advanced voice functionalities.

CSV analysis, video analysis, and video generation tools.

Customizable workspaces for team collaboration and privacy.

A mobile app for iOS and Android platforms, providing increased accessibility for users on mobile devices.

These milestones are designed to expand Babbily's offerings and further simplify access to a range of advanced AI functionalities, positioning Babbily for growth in both the consumer and business markets.

The Team

Officers and Directors

Name: Chris Crawford

Chris Crawford's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Director, Principal Accounting Officer
  Dates of Service: August, 2023 - Present
  Responsibilities: As the CEO of Babbily, I lead a team dedicated to revolutionizing the way we interact with artificial intelligence. Our mission is to democratize AI by making it accessible, simple, and efficient for everyone. At Babbily, we offer a unique, unified experience by integrating top-tier AI models such as ChatGPT, Google Gemini, and Claude into a seamless platform. We eliminate the need for multiple subscriptions and fees, providing unlimited access to the world's most powerful AI models with just a single subscription. Whether you are a developer, a business professional, or an enthusiast, our platform is designed to meet your AI needs without the usual complexities. Join us at Babbily and experience the future of AI technology today. Salary: $150,000/year Equity Compensation: 65% Ownership | 78,000 common units Primary Company Commitment: Babbily, dedicating 20 hours per week.

Other business experience in the past three years:

- Employer: AdToro

Title: CEO
Dates of Service: February, 2020 - December, 2024
Responsibilities: As the former CEO of AdToro, I led a dynamic and innovative full-service digital marketing agency dedicated to transforming the online presence of businesses across various industries. At AdToro, we blended creativity, strategy, and technology to deliver comprehensive digital marketing solutions that drove measurable results. Our services encompassed everything from SEO and content marketing to social media management, PPC campaigns, and web design. We prided ourselves on our ability to tailor our strategies to meet the unique needs of each client, ensuring maximum ROI and brand growth. With a team of seasoned professionals and cutting-edge tools, AdToro was a trusted partner in navigating the complex digital landscape and achieving our clients' marketing goals.

Name: Tyler Hall

Tyler Hall's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: COO and Director
Dates of Service: August, 2023 - Present
Responsibilities: As the Chief Operating Officer (COO) at Babbily, I am entrusted with overseeing the daily operations and ensuring that our strategic objectives are met with efficiency and precision. I coordinate across multiple teams including engineering, product management, human resources, and finance to harmonize our efforts in pursuing Babbily's mission. My role demands I implement and refine processes that drive operational excellence and foster a collaborative and high-performance culture. I work intimately with the CEO and other executive leaders to develop and execute business strategies, operational policies, and performance metrics that sustain and scale our growth. Additionally, I identify and mitigate operational risks, champion best practices, and nurture an environment conducive to innovation and continuous improvement. Ultimately, my goal is to help translate our visionary goals into actionable plans, ensuring every team and individual is aligned and empowered to achieve our shared mission and corporate goals. Salary: $70,000/year Equity Compensation: 25% Ownership in Common Stock Primary Company Commitment: Babbily, dedicating 40 hours per week.

Other business experience in the past three years:

- Employer: AdToro
Title: Head of Digital Strategy
Dates of Service: February, 2020 - December, 2024
Responsibilities: Tyler was in charge of developing, planning, and executing the digital strategy for our clients. He managed the digital marketing strategy including SEO, SEM, social media marketing, email marketing, display advertising, and display retargeting.

Name: Dena Maney

Dena Maney's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Customer Officer
Dates of Service: August, 2023 - Present
Responsibilities: I manage and run our customer success process from our support team to onboarding. Salary: $70,000/year Equity Compensation: None reported Primary Company Commitment: Babbily, dedicating 40 hours per week.

Other business experience in the past three years:

- Employer: AdToro
Title: Digital Content Director
Dates of Service: January, 2023 - December, 2024
Responsibilities: As the Digital Content Director at AdToro, I'm responsible for overseeing the client-facing graphic design team and content writing team, and ensuring the development and execution of high-quality digital content across various channels. I'm responsible for developing and executing digital content strategies that align with AdToro's brand and meet client needs. I am also responsible for ensuring that the team delivers high-quality, engaging content that meets client objectives, and provides a positive user experience.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of

Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
As a minority holder of common stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Babbily Limited Liability Company was formed on 08/2023. Accordingly, the Company has a limited history upon which an

evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Babbily Limited Liability Company has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including third-party APIs. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Competitive Landscape
The artificial intelligence industry is highly competitive, with numerous established players like ChatGPT, Google, and other AI providers who can independently attract similar customer bases. Babbily may face significant challenges from these companies in terms of technological advancements, marketing reach, and financial resources, which could impact its ability to attract and retain users.

Reliance on Third-Party APIs
Babbily's platform is built on licensed integrations with third-party AI models, including ChatGPT, Google Gemini, and Claude. Any changes in licensing terms, availability, or functionality from these third parties could disrupt Babbily's service offerings, affecting its user experience and revenue potential. Additionally, reliance on third-party providers may limit Babbily's control over its technology and pricing model.

Rapidly Evolving Technology
The AI industry is characterized by rapid technological changes and innovations. Babbily may struggle to keep pace with these developments or might need to make substantial investments to stay competitive. Failure to adapt quickly could result in the platform becoming outdated, impacting user engagement and market competitiveness.

Early-Stage Business Model Risks
As an early-stage company, Babbily's subscription-based revenue model has not been proven on a larger scale. Unforeseen challenges in scaling the business, such as acquiring new users at a sustainable cost or converting free users into paying subscribers, could hinder revenue growth and profitability. The Company's plans to expand its B2B segment and offer new services involve risks, as their success and market reception remain uncertain.

Regulatory and Data Privacy Risks
Babbily operates in an environment subject to increasing regulation around data privacy and AI use. Compliance with laws such as GDPR or other future regulations may increase operational costs or require modifications to Babbily's platform. Non-compliance with these regulations could lead to penalties or loss of user trust, which would impact Babbily's reputation and financial performance.

Dependence on Continued Funding

Babbily may require additional financing to support growth initiatives, product development, and marketing efforts. If the Company cannot secure future funding, it may be forced to reduce its expansion plans, which could impact its competitive positioning and future revenue potential. Additionally, any future financings could dilute existing shareholders, which may affect investment value.

Economic and Market Conditions

Economic downturns or shifts in market conditions could impact Babbily's growth, especially as budgets for technology services and new subscriptions may shrink. The AI sector's demand could fluctuate with broader economic trends, impacting Babbily's ability to attract new users or retain existing ones in the face of cost pressures.

User Data Security Risks

Babbily collects and processes user data, and any breach or security failure could lead to reputational harm, legal consequences, and potential loss of users. Protecting sensitive information in an industry focused on data-driven technology is critical, and any perceived or actual weaknesses in data security could diminish user trust.

Product Development Delays

Babbily's growth depends in part on its ability to introduce new features and functionality, including an upcoming mobile app and advanced voice capabilities. Any delays or technical issues in releasing these new offerings could negatively affect user experience, market perception, and the Company's overall growth trajectory.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Chris Crawford	8,400,000	Common Units	70.0%
Tyler Hall	3,600,000	Common Units	30.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 124,000 of Common Units.

Common Units

The amount of security authorized is 25,000,000 with a total of 12,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

The common shares that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 12,000,000
  Use of proceeds: N/A
  Date: October 28, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Babbily began developing in August 2023 and went live to the public in mid-March 2024. Since launch, we have been generating revenue, though the Company remains in an early growth phase and is not yet profitable. Current funding provides a runway that can sustain operations for approximately two years without additional revenue.

Foreseeable major expenses based on projections:

Babbily's major projected expenses include:

Development - Vital for achieving our product roadmap, allowing us to adapt to new capabilities from API providers and enhance our platform's offerings.

Marketing and Advertising - Crucial for driving user acquisition, lowering customer acquisition costs, and increasing brand visibility.

Employment - Salaries for full-time employees, particularly in development and operations, are essential to support growth and innovation.

Office Space - While a minor expense, office space will become necessary as we grow our team.

Future operational challenges:

We anticipate several operational challenges as we scale. The primary challenge will be maintaining the speed required to push updates whenever API providers release new functionalities. Additionally, expanding our development team to meet increasing technical demands will be essential to sustaining Babbily's competitive advantage.

Future challenges related to capital resources:

Our capital needs are directly tied to our growth strategy. The Company is currently utilizing funds from its pre-seed round, and additional capital will be required to accelerate growth initiatives. With a successful raise, we expect a minimum of two years of runway, allowing us to execute on key growth and development plans.

Future milestones and events:

Babbily has identified several upcoming milestones and strategic initiatives that will significantly impact the Company's financial and operational performance:

User Acquisition Targets - Milestones include reaching 500, 1,000 users, and achieving profitability at 3,103 users. Launching targeted advertising will be critical to reaching these goals, with an estimated cost of acquisition of $7 or less per user.

Mobile App Launch - Launching our iOS and Android apps, which will unlock app-based advertising channels, will increase user engagement and improve acquisition rates.

Freemium Model Transition - To reduce entry barriers, we plan to introduce a freemium model. This transition is expected to increase the free-to-paid user conversion rate, enhance customer lifetime value (CLV), and reduce churn.

Enterprise Platform - Our planned enterprise solution will allow us to onboard B2B clients, opening new revenue streams and diversifying our user base.

These milestones and initiatives are anticipated to drive growth, helping Babbily scale rapidly and enhance financial sustainability.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 25, 2024, Babbily has $100,000 cash on hand, primarily from personal contributions by current ownership. This cash provides a solid base of capital that can be increased if necessary. At present, there are no existing lines of credit or shareholder loans.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

While the funds from this Regulation Crowdfunding campaign are important for Babbily's growth, they are not critical for ongoing operations. With alternative resources available, this raise is primarily geared toward accelerating development and expanding advertising efforts to support growth rather than serving as a financial lifeline.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds raised through this campaign are not necessary to the company's viability. With $100,000 cash on hand, Babbily has a foundational resource that can be adjusted over time. The funds from this raise will allow the Company to fast-track development and increase marketing efforts, enhancing its growth trajectory.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the minimum funding goal of $15,000 is raised, Babbily expects to maintain a runway of approximately two years. This estimate is based on a current monthly burn rate of $6,000, primarily for development and advertising expenses. Given that this raise is intended for acceleration, reaching the minimum funding goal would not necessarily impact this runway.

How long will you be able to operate the company if you raise your maximum funding goal?

If Babbily reaches its maximum funding goal, the Company anticipates an extended runway of four years. With a projected monthly burn rate of $50,000, covering expenses related to development, advertising, and salaries, this maximum funding would allow the Company to cover two years of expenses and runway for growth, with additional support from ownership contributions for the subsequent two years.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

This campaign is considered Babbily's Seed Round. Looking ahead, the Company is planning for a Series A round to further support its scaling efforts and market expansion.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $12,000,000.00

Valuation Details:

The Company set its valuation internally without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has Common Stock outstanding. In making this calculation, we have assumed: (i) all outstanding options are exercised; and (ii) any shares reserved for issuance under a stock plan are issued.

Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  12.0%
  - Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  30.63%
  Funds will be allocated towards market and customer research, new product development, and rigorous market testing. This investment aims to drive product innovation and ensure alignment with customer needs.

- Hiring & Team Expansion
  21.25%
  We plan to allocate 21.25% of the funds to hire key personnel essential for daily operations, focusing on roles in Research & Development, Sales, Marketing, and Customer Service. These roles are crucial for supporting growth and scaling operations effectively.

- Working Capital
  7.84%
  A portion of the funds will be reserved for working capital to cover future expenses, ensuring we maintain operational flexibility. Our company is committed to keeping expenses low to maximize efficiency.

- Marketing
  22.78%
  We will allocate some funds from this raise for marketing. We'll use existing cash on hand to market the campaign.

If we raise the over allotment amount of $124,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  30.63%
  Funds will be allocated towards market and customer research, new product development, and rigorous market testing. This investment aims to drive product innovation and ensure alignment with customer needs.

- Hiring & Team Expansion
  21.25%
  We plan to allocate 21.25% of the funds to hire key personnel essential for daily operations, focusing on roles in Research & Development, Sales, Marketing, and Customer Service. These roles are crucial for supporting growth and scaling operations effectively.

- Working Capital
  7.84%

A portion of the funds will be reserved for working capital to cover future expenses, ensuring we maintain operational flexibility. Our company is committed to keeping expenses low to maximize efficiency.

- Marketing
22.78%
We will allocate some funds from this raise for marketing. We'll use existing cash on hand to market the campaign.

- StartEngine Service Fees
12.0%
- Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://babbily.com (In our Legal Section (babbily.com/legal)).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/babbily

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Babbily Inc

[See attached]

I, **Chris Crawford**, the **CEO and Founder** of **Babbily Limited Liability Company**, hereby certify that the financial statements of **Babbily Limited Liability Company** and notes thereto for the periods ending **December 31, 2022** and **December 31, 2023** included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023, the amounts reported on our tax returns were total income of **$0.00**; taxable income of **$0.00**; and total tax of **$0.00**.

If applicable, please modify the sentence based on filing status:

- "**Babbily Limited Liability Company** has not yet filed its federal tax return for **2023**."
- "**Babbily Limited Liability Company** was not in existence for the previous tax year."

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 10/16/2024 (Date of Execution).

Chris Crawford

(Chris Crawford's Signature)
Chris Crawford
CEO and Founder
10/16/2024

Babbily Limited Liability Company
Balance Sheet
As of December 31, 2023

		Total
ASSETS		
Current Assets		
Bank Accounts		
Mercury Checking (4169) - 1		0.00
Total Bank Accounts	$	**0.00**
Total Current Assets	$	**0.00**
Fixed Assets		
Website		0.00
Total Fixed Assets	$	**0.00**
Other Assets		
Trademark		0.00
Total Other Assets	$	**0.00**
TOTAL ASSETS	$	**0.00**
LIABILITIES AND EQUITY		
Liabilities		
Total Liabilities		
Equity		
Partner investments		
Chris		0.00
Tyler		0.00
Total Partner investments	$	**0.00**
Retained Earnings		
Net Income		0.00
Total Equity	$	**0.00**
TOTAL LIABILITIES AND EQUITY	$	**0.00**

For management-use only (no accompanying notes)

Babbily Limited Liability Company
Profit and Loss
January - December, 2023

		Total
Income		
Refunds		0.00
Sales		0.00
Total Income	$	**0.00**
Gross Profit	$	**0.00**
Expenses		
Advertising & marketing		0.00
Office expenses		
Merchant account fees		0.00
Software & apps		0.00
Total Office expenses	$	**0.00**
Utilities		
Internet & TV services		0.00
Total Utilities	$	**0.00**
Total Expenses	$	**0.00**
Net Operating Income	$	**0.00**
Net Income	$	**0.00**

For management-use only (no accompanying notes)

Babbily Limited Liability Company
Statement of Cash Flows
January 1 - December 31, 2023

		Total
OPERATING ACTIVITIES		
Net Income		0.00
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Net cash provided by operating activities	$	**0.00**
INVESTING ACTIVITIES		
Website		0.00
Trademark		0.00
Net cash provided by investing activities	$	**0.00**
FINANCING ACTIVITIES		
Partner investments:Chris		0.00
Partner investments:Tyler		0.00
Net cash provided by financing activities	$	**0.00**
Net cash increase for period	$	**0.00**
Cash at end of period	$	**0.00**

For management-use only (no accompanying notes)

Babbily Limited Liability Company
Statement of Stockholder's Equity
As of December 31, 2023

	Units		Paid-in Capital	Accumulated Deficit	Stockholders' Deficit
	Units	Amount			
Inception	-	$ -	$ -	$ -	$ -
Issuance of founders stock	9,900	-	-	-	$ -
Contributed capital	1,100	-	-	-	$ -
Shares issued for services	-	-	-	-	$ -
Shares issued for cash	-	-	-	-	$ -
Shares issued for services	-	-	-	-	$ -
Net income (loss)	-	-	-	-	$ -
December 31, 2023	11,000	$ -	$ -	$ -	$ -

NOTE 1 – NATURE OF OPERATIONS

Babbily Limited Liability Company was formed on 08/15/2023 ("Inception") in the State of Colorado. The financial statements of Babbily Limited Liability Company (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Castle Rock, Colorado.

Babbily is a cutting-edge artificial intelligence platform that integrates top-tier AI models such as ChatGPT, Google Gemini, and Claude into one unified experience. The Company stands out by offering a single subscription that provides access to multiple premium AI models, simplifying the user experience and removing the need to manage multiple subscriptions. Babbily's unique value lies in its mission to democratize AI, making it more accessible and affordable for developers, business professionals, and enthusiasts alike.

On the business-to-consumer (B2C) side, Babbily boasts over 300 paying subscribers, with more than 11,000 users having signed up for a free trial. Additionally, Babbily has secured a $14k/month agreement for business-to-business (B2B) services, which will go live with the launch of their teams workspace portal.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from subscriptions and licensing of AI-driven tools when the following conditions are met:
(a) There is persuasive evidence that an agreement exists, such as a subscription confirmation or signed licensing agreement;
(b) The AI tools and services have been made available to the customer, meaning they have access to the platform or products;
(c) The prices for subscriptions or licensing fees are fixed and determinable based on pre-determined rates, and are not subject to refund or adjustment once the service has been provided; and
(d) Collection of the amounts due is reasonably assured, such as through automatic billing or established payment terms.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Colorado state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation

up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
Babbily has no debt. Every expense currently incurred is a monthly subscription that can be canceled at any time.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 25,000,000 shares of our common stock with a par value of $.001. As of October 17, 2024, the company has currently issued 12,000,000 shares of our common stock.

- Funding Goal in Reg CF Transaction: **$1,235,000**
- Pre-Money Valuation: **$12 million**
- Total Authorized Shares: **25 million**[3]
- Class of Stock: **Common Stock**[4]
- Price per Share in Reg CF Transaction: **$1**

Name	Number of Shares	Percentage Ownership	Class of Shares	Consideration for Shares	Shareholder Address
Chris Crawford	**8,400,000**	**70%**	**Common Stock**	**Converting 70% interest in Babbily Limited Liability Company**	**230 Scrub Oak Way Monument, CO 80132**
Tyler Hall	**3,600,000**	**30%**	**Common Stock**	**Converting 30% interest in Babbily Limited Liability Company**	**230 Scrub Oak Way Monument, CO 80132**
Total	**12,000,000**	**100%**			

NOTE 6 – RELATED PARTY TRANSACTIONS

Nothing to disclose.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023 through October 16, 2024, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

AdToro will be converting from an LLC (formed in Colorado) to a C-Corp incorporated in Delaware. This should be complete by November 1, 2024

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Add to Watchlist

Log In

GET A PIECE OF BABBILY

AI, Simplified

Babbily is designed to enhance access to cutting-edge AI by offering a seamless, unified platform that integrates top AI models like ChatGPT, Google Gemini, and Claude. Designed for simplicity and efficiency, Babbily eliminates the need for juggling multiple subscriptions, providing a hassle-free solution with a single, affordable subscription. Serving both B2C and B2B markets, Babbily is aimed at democratizing AI, making it accessible to developers, business professionals, and enthusiasts alike. With over 300 paying subscribers and growing, we believe Babbily is poised to scale, with plans for a mobile app launch and significant B2B expansion.

Show less

Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Babbily
AI, Simplified
Every Premium AI model.
One Subscription. One Price.
Use Babbily Chat to accomplish tasks quickly and draft unique content.

$0 Raised

OVERVIEW | ABOUT | TERMS | PRESS | REWARDS | DISCUSSION | INVE

Get Equity
$1.00 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	VALUATION
$300	$12M

REASONS TO INVEST

Babbily provides streamlined access to top-tier AI models like ChatGPT, Google Gemini, and Claude, reducing the need for multiple subscriptions and simplifying AI integration for users.

The global AI market is projected to reach $1.81T by 2030, and Babbily aims to establish a strong presence in both the B2C and B2B segments.*

Babbily aims to provide a highly reliable platform with responsive customer support and competitive pricing tailored to both individual consumers and business teams.*

*The above future goals and projections reflect market trends and strategic goals but are not guarantees of future performance.

TEAM



Chris Crawford • CEO

Chris Crawford, the visionary CEO of Babbily, is renowned for his innovative leadership and dedication to making AI technology accessible and impactful for users worldwide.

Read Less





Tyler Hall • COO

Tyler Hall, the COO of Babbily, is celebrated for his strategic operational expertise and unwavering commitment to ensuring the smooth and efficient functioning of the company.

Read Less





Alex Antoniou • Head of Technology

Alex Antoniou is celebrated for his strategic technical leadership and unwavering commitment to ensuring that Babbily's AI tech stack is forward thinking and user-friendly.

Read Less



Dena Maney • Chief Customer Officer

Dena Maney, the Chief Customer Officer of Babbily, is recognized for her exceptional focus on customer satisfaction and her relentless drive to enhance the user experience at every touchpoint.

Read Less



Show Less

THE PROBLEM & OUR SOLUTION

Simplifying AI Access with an All-in-One Platform

As the demand for artificial intelligence continues to surge, accessing top AI models often requires multiple subscriptions, complex setups, and high fees. For both individual users and businesses, managing different platforms like ChatGPT, Google Gemini, and Claude can be cumbersome, time-consuming, and costly. This fragmented approach can create barriers, particularly for those new to AI, limiting their ability to harness these tools effectively.

Babbily simplifies AI access by offering a unified platform that integrates top-tier AI models into one seamless experience. With a single subscription, users can switch between top-tier models without the hassle of juggling multiple accounts or paying multiple fees. By reducing these barriers, Babbily democratizes AI, making it accessible, affordable, and easy to use for developers, businesses, and enthusiasts alike. This streamlined approach helps users access AI's potential with minimal friction, supporting innovation and efficiency across various fields.

All-In-One AI Platform

All Your Favorite AI Tools In One Platform







Select Model
Choose from Leading AI models enhanced by Babbily
GPT 4.o
OpenAI's most advanced model
Gemini 1.5 Pro
Gemini 1.5 Flash
Claude 3.5 Sonnet
Claude 3 Haiku
Command R
Command R Plus
Gemini

Every Tool, 1 Platform

Get access to every premium AI model under one roof



Babbily Chat

A chatbot that can talk with you, answer questions, and help with tasks



Babbily Eyes

Image and PDF Analysis tools for extracting and interpreting information



Babbily Image Generator



A creative powerhouse that brings your imagination to life

Babbily Speech

Seamlessly convert written words into natural speech and spoken words into precise text

THE MARKET & OUR TRACTION

Democratizing AI with Seamless, Scalable Access

Affordable AI, Unlimited Possibilities

Operating on a subscription-based business model that offers users seamless access to the world's leading AI models through a single platform

Professional

$9.99/month

What's Included:

- 50% Cheaper Than The Competition
- Every Premium AI Model
- 1 User Seat
- Babbily Chat Unlimited
- Babbily Image/PDF Analysis Unlimited
- Babbily Image Unlimited
- Babbily Voice Unlimited
- Babbily Professional Easy Tools
- Google Docs Integration
- Fully Responsive
- Access To Community
- Priority Support
- Priority Access To New Features
- Faster Response Times

Teams

$14.99/month

What's Included:

- 25% Cheaper Than The Competition
- Every Premium AI Model
- 2+ User Seats
- Babbily Chat Unlimited
- Babbily Image/PDF Analysis Unlimited
- Babbily Image Unlimited
- Babbily Voice Unlimited
- Babbily Professional Easy Tools
- Google Docs Integration
- Fully Responsive
- Access To Community
- Priority Support
- Priority Access To New Features
- Customer Success Manager

Babbily operates on a subscription-based business model that offers users seamless access to the world's leading AI models, including ChatGPT, Google Gemini, and Claude, through a single platform. Instead of requiring users to manage multiple subscriptions and pay separate fees for different AI services, Babbily provides an all-in-one solution designed to offer a unified, streamlined experience.

This model is designed to serve both individual consumers (B2C) and businesses (B2B), with a focus on democratizing AI access. For individual users, a single subscription provides unlimited use of top-tier AI models, catering to developers, business professionals, and enthusiasts alike. On the B2B side, Babbily plans to offer team workspace solutions, with a $14k monthly deal agreed upon, supporting its growth in the enterprise space. Babbily intends to add a free plan, offering users limited access with up to 5 generations per day.

The scalability of Babbily's business model allows for rapid user acquisition and growth, as evidenced by its current traction of 300+ paying subscribers and over 11,000 trial sign-ups. This flexible subscription approach appeals to a wide audience while maintaining simplicity, affordability, and value, making Babbily an attractive option for both consumers and businesses.

Explore More Investment Opportunities on StartEngine!

Looking for more investment options in the Software space? Click **here** to view all available offerings on StartEngine and get involved today.

ABOUT

HEADQUARTERS
**1008 Interstate 25
Castle Rock, CO 80104**

WEBSITE
View Site ↗

Babbily is designed to enhance access to cutting-edge AI by offering a seamless, unified platform that integrates top AI models like ChatGPT, Google Gemini, and Claude. Designed for simplicity and efficiency, Babbily eliminates the need for juggling multiple subscriptions, providing a hassle-free solution with a single, affordable subscription. Serving both B2C and B2B markets, Babbily is aimed at democratizing AI, making it accessible to developers, business professionals, and enthusiasts alike. With over 300 paying subscribers and growing, we believe Babbily is poised to scale, with plans for a mobile app launch and significant B2B expansion.

TERMS
Babbily

Overview

PRICE PER SHARE	VALUATION
$1	$12M

DEADLINE ⓘ	FUNDING GOAL ⓘ
Feb. 6, 2025 at 7:59 AM UTC	$124k - $124k

Breakdown

MIN INVESTMENT ⓘ	OFFERING TYPE
$300	Equity

MAX INVESTMENT ⓘ	SHARES OFFERED
$124,000	Common Stock

MIN NUMBER OF SHARES OFFERED
124,000

MAX NUMBER OF SHARES OFFERED
124,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Circular →

Offering Memorandum →

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-Term Debt	$0	$0
Long-Term Debt	$0	$0
Revenue & Sales	$0	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Loyalty Bonus

Bonus Shares: 5%

Description: "As a loyal supporter or early subscriber of Babbily, secure additional bonus shares."

Eligible Audience: Previous investors, customers, friends, and family.

Time-Based Perks

Early Bird Bonuses (Invest within the first 2 weeks):

Early Bird 1: Invest $500+ | 3% bonus shares

Early Bird 2: Invest $1,000+ | 5% bonus shares

Early Bird 3: Invest $5,000+ | 7% bonus shares

Early Bird 4: Invest $10,000+ | 10% bonus shares

Early Bird 5: Invest $25,000+ | 12% bonus shares

Early Bird 6: Invest $50,000+ | 15% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $3,000+ between [day 35 - 40] | 5% bonus shares

Flash Perk 2: Invest $3,000+ between [day 60 - 65] | 5% bonus shares

Volume-Based Perks

Knowledge Base: Invest $500 | Includes a 1-year free subscription and earns you 3% bonus shares.

Language Pioneer: Invest $1,000 | Includes a 1-year free subscription, early feature access, and 5% bonus shares.

AI Enthusiast: Invest $5,000 | Includes a 1-year free subscription, early access to new features, and 7% bonus shares.

Visionary: Invest $10,000 | Includes a lifetime subscription, private Q&A sessions with the CEO, early access to beta features, and 10% bonus shares.

Innovator's Circle: Invest $25,000 | Includes a lifetime subscription, priority support, membership in the advisory community, and 12% bonus shares.

AI Elite: Invest $50,000 | Includes a Lifetime plan, early access to new features, annual dinner with the CEO (travel and lodging not included), early feature access and 15% bonus shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Babbily will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Vendor payments.

PRESS

Babbily: Revolutionizing the AI Landscape With a User-Friendly Approach

In an era where artificial intelligence (AI) is reshaping industries and daily lives, Babbily emerges as a pioneering platform, democratizing access to AI technology.

View Article

Babbily Joins Forces With Stripe Climate To Contribute 1% Of Revenue To Carbon Removal Efforts

Babbily announces its commitment to fighting climate change by partnering with Stripe Climate. As part of this forward-thinking initiative, Babbily pledges to contribute 1% of its revenue to carbon removal efforts.

View Article

Babbily Unveils a Redesigned Platform, Reinforcing Its Position as a Leading AI Tool

Babbily announces the launch of its newly redesigned AI platform, marking a significant upgrade on its popular suite of functionalities, including chat, image generation, image and PDF analysis, text-to-speech, and speech-to-text capabilities.

View Article

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Babbily.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$500

Early Bird 1:

Invest $500+ | 3% bonus shares

13	19	54	57
Days	Hours	Minutes	Seconds

Select

$500

Knowledge Base:

Invest $500 | Includes a 1-year free subscription and earns you 3% bonus shares.

Select

$1,000

Early Bird 2:

Invest $1,000+ | 5% bonus shares

13	19	54	57
Days	Hours	Minutes	Seconds

Select

$1,000

Language Pioneer:

Invest $1,000 | Includes a 1-year free subscription, early feature access, and 5% bonus shares.

Select

$5,000

Early Bird 3:

Invest $5,000+ | 7% bonus shares

13	19	54	57
Days	Hours	Minutes	Seconds

Select

$5,000

AI Enthusiast:

Invest $5,000 | Includes a 1-year free subscription, early access to new features, and 7% bonus shares.

Select

$10,000

Early Bird 4:

Invest $10,000+ | 10% bonus shares

13	19	54	57
Days	Hours	Minutes	Seconds

Select

$10,000

Visionary:

Invest $10,000 | Includes a lifetime subscription, private Q&A sessions with the CEO, early access to beta features, and 10% bonus shares.

Select



$25,000

Early Bird 5:

Invest $25,000+ | 12% bonus shares

13	19	54	57
Days	Hours	Minutes	Seconds

Select



$25,000

Innovator's Circle:

Invest $25,000 | Includes a lifetime subscription, priority support, membership in the advisory community, and 12% bonus shares.

Select



$50,000

Early Bird 6:

Invest $50,000+ | 15% bonus shares

13	19	54	57
Days	Hours	Minutes	Seconds

Select



$50,000

AI Elite:

Invest $50,000 | Includes a Lifetime plan, early access to new features, annual dinner with the CEO (travel and lodging not included), early feature access and 15% bonus shares.

Select

JOIN THE DISCUSSION



What's on your mind?

0/2500

**Ice breaker! What brought you
to this investment?**

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.



| SIGN UP | SUBMIT ORDER | FUNDS IN TRANSIT | FUNDS RECEIVED | FUNDS INVESTED |

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000, are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, he/she is limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market, or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancelation period. Once the four-hour window has passed, it is up to each company to set their own cancelation policy. You may find the company's cancelation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to get sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+? ⌃

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs →



Get To Know Us

Our Team

Careers

Blog

Let's Work Together

Raise Capital

Refer a Founder, earn $10k

Success Stories

Partnerships

Need Help

Contact Us

Help Center

@ 2024 All Rights Reserved





   

Terms of Use   **Privacy Policy**   **Disclaimer**   **Annual Reports**   **Form CRS**   **Reg. BI Disclosure**

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.